20 January 2015

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 126,500 Reed Elsevier PLC ordinary shares at a price of 1115.4048p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 71,369,085 ordinary shares in treasury, and has 1,134,119,665 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier PLC has purchased 1,670,750 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 73,250 Reed Elsevier NV ordinary shares at a price of €20.5713 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 42,265,744 ordinary shares in treasury, and has 655,006,410 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier NV has purchased 967,200 shares.